SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release

NEXUS TELOCATION SYSTEMS LTD. ANNOUNCES EXERCISE OF OPTION TO PURCHASE SHARES OF SHAGRIR VEHICLE SYSTEMS LTD.

Nexus is expected to record in its Q4 2005 financials:
—	Capital gain - above $300 thousand
—	Reduction of loans – approximately $6.2 million

Givatayim, Israel – (PRNewswire) – November 30, 2005 — Nexus Telocation Systems Ltd. (Nasdaq Capital Market: NXUS), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, reports today that the group of investors led by Gandyr Investments Ltd., which, as previously reported, closed an agreement, in February 28, 2005, with Nexus and Shagrir Vehicle Systems Ltd., a subsidiary of Nexus, exercised their option (prior to the date of expiration of such option which was set for February 28, 2007) to purchase shares in Shagrir, at an aggregate purchase price of NIS 29,100,000. Simultaneously Shagrir is to repay loans in an amount of NIS 29,100,000.

Following the said exercise:
—	Nexus is expected to record in its consolidated financial statements of Q4 2005 a capital gain of above $300,000, mainly due to a reduction of approximately $6.2 million in liabilities and realization of approximately $5.8 million of intangible assets.
—	Nexus holds approximately 56.56% of the issued share capital of Shagrir and the group of investors lead by Gandyr Investments Ltd. holds approximately 43.44% of the issued share capital of Shagrir.
—	Financial expenses and amortization of intangible assets are expected to reduce.

Mr. Yossi Ben Shalom, Chairman of the Board of Directors of Nexus and Shagrir commented: “The decision of the investors to exercise their right to purchase shares in Shagrir is a vote of confidence in the company and its activities and is a direct result of the improvement of the financial results of the company.”

Nexus Telocation Systems Ltd. is a service provider of a range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Nexus provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Nexus’ technology and operational know-how.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: November 30, 2005